UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

DIVISION OF
CORPORATION FINANCE

13000077

Received SEC

JAN 22 2013

Washington, DC 20549

January 22, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/22/13

Stuart S. Moskowitz
International Business Machines Corporation
smoskowi@us.ibm.com

Re: International Business Machines Corporation

Dear Mr. Moskowitz:

This is in regard to your letter dated January 18, 2013 concerning the shareholder proposal submitted by Green Century Balanced Fund for inclusion in IBM's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that IBM therefore withdraws its December 20, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Kristina Curtis
Green Century Capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109

From: Stuart Moskowitz <smoskowi@us.ibm.com>
Sent: Friday, January 18, 2013 4:37 PM
To: shareholderproposals
Cc: LvonReusner@greencentury.com; Wayne Balta; Diana Lyon
Subject: IBM - Withdrawal of 14a-8 No-Action Letter Request on Stockholder Proposal for Renewable Energy Sourcing (Green Century Balanced Fund)
Attachments: IBM withdrawal letter 1.18.pdf

Ladies and Gentlemen:

On December 20, 2012, I submitted a no-action letter request to the Division of Corporation Finance on behalf of IBM, seeking Staff concurrence under Rule 14a-8(i)(7) for IBM to exclude a stockholder proposal filed by Green Century Balanced Fund (the Proponent) relating to renewable energy sourcing (the "Proposal").

The Proponent has agreed to withdraw the Proposal. As a result, IBM is hereby withdrawing its December 20, 2012 request for no-action relief.

Thank you for your consideration in this important matter.

Stuart S. Moskowitz
Senior Counsel, IBM Legal Department
1 New Orchard Road, MS 329
Armonk, NY 10504
smoskowi@us.ibm.com
914-499-6148 (tel)

GREEN CENTURY FUNDS

January 18, 2013

Ms. Michelle H. Browdy
Vice President, Assistant General Counsel and Secretary
Office of the Secretary, International Business Machines Corporation,
New Orchard Road, Mail Drop 301,
Armonk, NY 10504

Dear Ms. Browdy:

Our stockholder proposal to IBM dated November 9, 2012 on renewable energy sourcing is hereby withdrawn.

Sincerely,

Kristina Curtis

Kristina Curtis
President
The Green Century Balanced Fund

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 • Boston, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

International Business Machines Corporation
Corporate Law Department, One New Orchard Road, Mail Stop 327
Armonk, New York 10504

RULE 14a-8(i)(7)

December 20, 2012

Via e-mail: **shareholderproposals@sec.gov**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2013 IBM Proxy Statement – Stockholder Proposal of **Green Century Balanced Fund**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am sending this letter to you electronically, together with a stockholder proposal and statement in support thereof (the "Proposal"), attached as **Exhibit A** hereto, which Proposal was submitted by Green Century Balanced Fund (the "Proponent") to International Business Machines Corporation (the "Company" or "IBM"). In accordance with Rule 14a-8(j), this letter is being filed with the Staff not later than 80 days before IBM files its definitive 2013 proxy materials with the Commission.

THE PROPOSAL

The Resolved and Supporting Statement portions of the Proposal provide:

Resolved:

Shareholders request that the Board of Directors set company-wide targets to increase renewable energy sourcing and/or production and annually assess progress in reaching the targets.

Supporting Statement:

In order for IBM to maintain its leadership on climate and sustainability issues, we recommend IBM join company leaders that have committed to procure 100 percent of their energy from renewable sources.

IBM believes that the Proposal may properly be omitted from IBM's proxy materials being prepared for our 2013 annual meeting of stockholders (the "2013 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

BACKGROUND

THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(I)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) allows a company to omit shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Proposal, although styled as a request for the Company to set targets to increase renewable energy sourcing, simultaneously wants IBM to commit to procure 100% of our energy needs from renewable sources. Aside from the impracticalities associated with the Proposal, its 100% renewable energy commitment element impermissibly micro-manages the Company and its procurement processes by interfering with a multitude of existing business relationships we have with our energy suppliers and other vendors not involved in providing renewable energy. In addition, current regulatory structures for the purchase of electricity would also preclude our receipt of 100% renewable energy at some IBM locations, as regulated utilities have defined generating portfolios based on long-term contracts which do not enable such utilities to supply 100% renewable energy specifically to IBM. Moreover, under the Proposal, given its commitment for IBM to secure 100% of our energy needs from renewable sources, IBM could also be required to jettison many reliable and high quality energy suppliers and vendors solely because they were not providing 100% energy from renewable sources. Finally, the 100% renewable energy commitment could also cause us to forgo other business opportunities and projects if we could not ensure that 100% of our energy needs come from renewable sources. As outlined below, and irrespective of any other shortcomings associated with the Proposal, the Proposal should be omitted because it relates to the ordinary business operations of the Company.

The Commission has expressed two central considerations underlying the ordinary business exclusion. See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No. 102, May 28, 1998 at p. 29,106). The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, ***decisions on production quality and quantity and the retention of suppliers***. " (id. at 29,108) (emphasis added) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also noted that the policy motivating the Commission in adopting the ordinary business exclusion was basically the same as the underlying policy of most state corporation laws. That is, to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impractical in most cases for stockholders to decide management problems at corporate meetings. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. Under the Commission's rationale for treating ordinary business matters, the instant Proposal, which seeks to override the Company's *supplier selection* process by requiring the Company to procure our energy solely from suppliers who provide renewable energy, is clearly subject to omission under Rule 14a-8(i)(7). *See e.g.,* Kraft Foods Inc. (February 23, 2012)(proposal requesting the board of directors provide a report detailing the ways in which the company is assessing water risk to its agricultural supply chain and the action it intends to take to mitigate the impact on long-term shareholder value was excluded as relating to Kraft's ordinary business operations. In this regard, the staff noted "that the proposal relates to decisions relating to supplier relationships. Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7)"). As will be described below, a wealth of Staff precedent supports the conclusion that the same result should apply here, and the Proposal should be excluded under Rule 14a-8(i)(7).

APPLICATION

COMPANY DECISION MAKING RELATING TO THE SELECTION OF OUR ENERGY SUPPLIERS, INCLUDING A VARIETY OF SPECIFIC DETERMINATIONS RELATING TO WHAT TYPE OF ENERGY SHOULD BE PROCURED, WHERE AND HOW SUCH ENERGY IS BEST ABLE TO BE DELIVERED AND UTILIZED, AND HOW THE COMPANY'S RELATED-PROCUREMENT AND ENERGY DELIVERY PROCESS SHOULD BE ADMINISTERED, ALL FALL WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS UNDER RULE 14a-8(i)(7).

As noted earlier, the Proponent seeks for IBM to set targets to increase renewable energy sourcing, but at the same time, wants IBM to commit to procure **all** of our energy needs (i.e. 100%) from renewable sources. However laudable this idea may be in the abstract, it is utterly unworkable for IBM given our worldwide energy needs and the actual quantity and quality of available sources of renewable energy. As such, a proposal seeking to commit IBM to procure 100% of our energy from renewable sources improperly involves the Company's stockholders into the deepest level of the

Company's basic day-to-day business operations. Indeed, limiting IBM's procurement of all of our energy from renewable sources would wholly preclude IBM from running its daily business efficiently and economically, as both the quantity and quality of reliable and continuous energy IBM needs to run our day-to-day business operations simply *cannot* properly be satisfied from renewable sources alone. As such, the ordinary business exclusion makes clear that this type of proposal should not be a matter for stockholder decision-making at an annual meeting.

IBM has not established a formal goal or commitment to procure any fixed percentage of our energy from renewable resources. The reason is because IBM does not control the availability or dependability of renewable energy that its operating facilities may access, and having any numeric goal or commitment in place *(especially 100%)* would compel IBM to either purchase or have to construct renewable resources that are simply not economically or environmentally feasible. We do not set numeric goals for the sake of having goals without considering feasibility, market realities and business needs. As a company proud of its environmental leadership, IBM works hard to procure and use as much renewable energy as we deem feasible. Through specific contractual arrangements, at this time approximately 10% of IBM's global electricity consumption is generated from renewable resources. This amount is above and beyond the 5% of renewable electricity which is embedded in the normal supply that we purchase from our electricity suppliers. For this purpose, IBM directly procures and consumes electricity in the ordinary course of our business by contracting with both conventional and renewable energy providers. IBM's procurement and site operations organizations purchase electricity for the Company in a responsible manner using detailed quality control and bidding criteria.

Since IBM does not have the ability to control either the availability or the dependability of renewable energy at all of our operating facilities worldwide, IBM's procurement and site operations organizations work together on a location-by-location basis so that electricity we procure is obtained responsibly. In addition, our operations group works to ensure that the renewable energy-sourced electricity we do obtain is bundled with other power sources to help ensure that the power we get is reliable and dependable for the facility that uses it. Having IBM commit to procure 100% of our energy needs from renewable sources, as the Proponent suggests, is impractical and ignores the reality of both the available supply of renewable energy as well as IBM's actual energy needs. As such, the Proposal should not become the subject of a stockholder vote under Rule 14a-8(i)(7).

To put this subject into perspective, at present only about 5% of the electricity on the grid from which IBM sources its global electricity supply is generated with non-hydroelectric renewable resources. An additional 17% of the electricity on the grid comes from traditional hydroelectric resources which are classified as renewable sources by some organizations. Due to choke points in electricity transmission systems, suppliers are already challenged to be able to deliver meaningful quantities of renewable energy (e.g., wind, solar) from the points at which it is generated at competitive prices. In addition, the majority of IBM's electricity consumption is required to support continuous (i.e., 24 / 7 / 365) operations at both data centers and semiconductor manufacturing plants. Given this reality, even if IBM were to install renewable power generation systems (like solar panels) *without* regard to financial feasibility at such facilities, these systems would likely only provide between 2% and 20% of what those facilities actually need – and, more importantly, those facilities would be at risk of *not* being able to operate in a continuous, uninterrupted manner. Indeed, given these risks, the prospect of having an IBM production facility or data center operate only intermittently is simply *not* a viable option. As a result, in order to assure the dependability and continuity of IBM's business operations, IBM has determined that it must continue to rely on a variety of sources of electricity from the applicable power grid.

The Proponent, without the benefit of any detailed knowledge of IBM's worldwide business operations, our energy requirements, or our actual experience and expertise in energy procurement, now asks IBM to commit to procure ***all*** of our energy (i.e., 100%) from renewable sources. For the reasons described herein, this is both impractical and unfeasible. Indeed, having IBM source ***all*** (100%) of its energy needs from renewable sources would take away the Company's ability to optimize its own sources of energy supply in various procurement situations, and usurp the Company's discretion to exercise our own business judgment in determining from whom we might otherwise be able to procure the most reliable sources of energy we need to run our business operations and satisfy our own needs as well as the needs of our customers. These needs range from the energy necessary to power our own office environments, our manufacturing plants, and the large data centers our customers depend on to run their operations around the clock. Indeed, many customers have contracted with us and have determined to outsource their own data operations to IBM precisely because we are able to maintain the reliability they need to run their operations 24 hours a day / 7 days a week. Implementation of the Proposal could preclude IBM from procuring the types and quantities of power we need to effectively run our business and those of our customers who have come to depend on us. As such, the Proposal is subject to exclusion as falling directly within the Company's ordinary business decision making.

In this connection, the SEC has previously viewed as subject to exclusion under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7), a variety of proposals in which stockholders have brought forward their own ideas relating to a company's procurement activities. In those cases, registrants have properly argued that these proposals intrude upon their basic decision making ability in the supplier selection process, and those proposals have been found to fall directly within a registrant's ordinary business operations. For example, in Residential Mortgage Investments, Inc. (May 3, 1991), a stockholder with the objective of having a mortgage loan company ("RMI") significantly reduce the existing fees and general and administrative costs then associated with its existing management, servicing and administrative services agreements, filed a proposal seeking for RMI to solicit competitive bids for these agreements. RMI maintained that these agreements involved the day-to-day administration by the company of its ordinary business -- management and servicing of mortgage and loans. RMI further noted that while costs were a consideration, the company, in awarding these contracts, "analyzes various aspects of the servicer or manager not related to costs such as expertise, past performance and reputation." In maintaining that the company should be free to operate its business (including the contracts in question) without direct stockholder oversight, the company argued, and the Staff of the SEC concurred, that the proposal dealt with matters relating to the conduct of the company's ordinary business operations (i.e., procedures and policies for awarding contracts and management of costs).

Similarly, in Sizeler Property Investors, Inc. (February 7, 1997), another stockholder filed a proposal seeking for the company, a real estate investment trust ("REIT") to "immediately initiate and organize a truly self-administered management structure at lower costs combined with the elimination of possible conflicts of interest as a strategy to improve shareholder value." As in RMI, the company maintained that the proposal should be excluded since it involved such day-to-day matters as the retention and evaluation of its suppliers; in that case, the manager of the REIT's properties. The registrant noted that understanding, evaluating and structuring arrangements with providers of services required an understanding of the particular needs of the companies, evaluation of the risks involved in each choice, and knowledge of the entities having the right combination of experience, size and cost effectiveness to service the types of properties owned by the companies in the geographic areas where the properties were located. The company noted that the Staff had regularly allowed registrants to exclude from their proxy materials proposals regarding the retention of a variety of outside professional advisors, and maintained that this situation was not substantively distinguishable. The Staff concurred, and permitted the exclusion of the proposal as ordinary business (i.e., procedures and policies for awarding contracts and management of costs). *See* Duke Energy Corporation (January 24, 2011)(proposal that Duke should strive to purchase a very high percentage of "Made in USA" goods and services excluded under rule 14a-8(i)(7), as relating to Duke Energy's ordinary business operations. In this regard, the Staff noted "that the proposal relates to decisions relating to supplier relationships. Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7)"). The Southern Company (January 19, 2011)(same); Spectra Energy Corp. (October 7, 2010)(same). The same result should apply here since the Proposal clearly relates to decisions involving IBM's energy supplier relationships.

Other proposals relating to the business processes associated with the selection of contractors have also been ruled to be ordinary business matters. In Atlantic Energy, Incorporated (February 17, 1989), a stockholder filed a proposal seeking for the company to "give priority to hiring contractors and employees from the area served by the [c]ompany to perform construction and maintenance work on [c]ompany projects, provided such contractors and employees are qualified to perform the work and are reasonably competitive in price." In the proponent's view, the company could "derive substantial long-term economic benefits by practicing a good-neighbor policy." The proponent maintained that "giving priority to local firms provides jobs and income for local residents, most of whom are also consumers and ratepayers of the [c]ompany" and that "using local contractors and employees insures that financial resources stay in the community to pay local taxes, purchase homes and be deposited at local financial institutions." The proponent did *not require* "hiring local firms at any cost, but only those which are 'reasonably competitive' in price." In arguing to exclude the proposal as ordinary business, the company maintained that the proposal improperly intruded on the province of the Board and its management in selecting contractors and employees. In the company's view,

> *"[t]he Board of Directors should be free to consider all criteria it deems relevant. Because the selection of contractors or employees may depend on the [c]ompany's needs at a particular time, the Board must have discretion to make choices in the [c]ompany's best interests. The [p]roposal would interfere with that discretion by mandating that priority be given to certain firms or persons, whether or not in the best interest of the [c]ompany. By imposing a requirement that certain firms or persons be given priority, the Proposal would interfere with the statutory grant of managerial power to the Board of Directors."*

The Staff concurred with Atlantic Energy's request to exclude that proposal, as it dealt with a matter relating to the conduct of the ordinary business operations of the company (i.e., selecting contractors and employees). The company's rationale in Atlantic Energy is fully applicable in the instant case, since the instant Proposal would interfere with IBM's ability to procure energy by imposing a requirement that we source our energy from suppliers that were able to provide us with 100% renewable energy.

Indeed, given that implementation of the instant Proposal would cause IBM to alter the relationships we have with our electricity suppliers, vendors and subcontractors, the rationale for exclusion of this Proposal is also similar to many other proposals that have been excluded over the years where such proposals related to the business relations companies maintained with outside contractors and subcontractors. For example, in General Motors Corp. (February 24, 1997), a stockholder who did not believe one of GM's vendors was doing a good job or was otherwise acting in the best interest of the company filed a proposal seeking for the company's board to form a committee to review the contract GM had with the vendor, including in that review the performance of that vendor in servicing the GM Credit Card. The stockholder also sought for the committee to review the way in which the vendor handled various operational aspects of the credit card and its relationship with its credit card customers, in order to recommend whether any changes should be made to the vendor contract. In concurring with GM's request to exclude the proposal, the Staff wrote that the proposal was directed at matters relating to the conduct of the GM's ordinary business operations (i.e., relations with subcontractors).

The *criteria* that a company utilizes to select its contractors have also been found to properly form the basis for omitting stockholder proposals under the ordinary business exclusion. In E.I. DuPont de Nemours & Co. (January 26, 1982), a stockholder filed a proposal recommending that the company "have no research work conducted in any college or university department which is known to any of the [c]ompany's top ten officers to employ an avowed Communist or Marxist." DuPont argued that this proposal, if implemented, would cause it to have to redefine its existing *criteria* to select outside contractors who conducted research work, and that it only used such contractors when research work could not be economically performed in-house or when unique expertise or facilities were needed. DuPont further maintained that the selection of the institution most qualified to conduct research work under contract was purely an ordinary business decision, and therefore fit squarely within the limitations of the SEC's ordinary business exclusion. The SEC concurred. In the Staff's view, determining the criteria used to select research contractors was an ordinary business matter. See also Florida Power & Light Company (January 8, 1981)(i.e., the selection of contractors for construction projects is an ordinary business matter). Indeed, our Proponent, by limiting IBM's discretion and injecting the criterion that IBM commit to procure 100% of our energy needs from renewable sources falls precisely within the strictures viewed as impermissible under these Staff letters.

Similarly, in Northeast Utilities (February 20, 1976), a proposal requesting management to take action with respect to a matter -- there, the procedures to be followed and the *criteria* to be used in selecting outside counsel, the independent auditor and the transfer agent -- was also determined to be subject to the ordinary business exclusion as an integral part of the company's ordinary business operations. Since the management, as part of conducting the company's day-to-day business operations, establishes the standards, qualifications and procedures to be utilized in selecting an independent auditor for stockholder ratification, and in employing outside counsel and the transfer agent, that proposal was properly excluded as ordinary business. See also International Business Machines Corporation (February 12, 1990) (proposal recommending that the chairman explain and justify Company actions with respect to a certain contract was properly omitted, since it dealt with a matter relating to the conduct of the Company's ordinary business operations (i.e., contract performance and evaluation). The ordinary business rationale applicable in each of the above letters is fully applicable in the instant case, which would have IBM commit to procure 100% of our energy needs from renewable sources.

Further support for our position to exclude the Proposal can be found in a variety of other letters where proposals have been omitted as part of a company's ordinary business operations when they sought to regulate other aspects of a company's basic decision making process with respect to its *product sourcing* activities. *See, e.g.,* General Electric Company (January 9, 2008)(proposal that the board establish an independent committee to prepare a report on the potential for damage to GE's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China); International Business Machines Corporation (January 9, 2008)(proposal that the board establish an independent committee to prepare a report on the potential for damage to IBM's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China); *See also* Seaboard Corporation (March 3, 2003) (proposal that the board of directors review Seaboard's policies regarding the use of antibiotics in its hog production facilities and those of its suppliers and provide a report on matters specified in the proposal excluded under Rule 14a-8(i)(7)); Hormel Foods Corporation (November 19, 2002) (proposal that the board of directors review Hormel's standards for the use of antibiotics by its meat suppliers and provide a report to shareholders excluded under Rule 14a-8(i)(7)); Nike, Inc. (July 10, 1997) (proposal requesting review of wage adjustments for independent contractors and addressing contract compliance with company's code of conduct excluded as ordinary business). The instant Proponent's attempt to limit the vendors, suppliers and other sources from which IBM can meet its energy needs should be analyzed and excluded under the same rationale advanced in these letters.

Still other proposals have properly been excluded as part of a company's ordinary business operations when they sought to establish additional rules and guidelines, impose restrictions, or would have otherwise served to overlay their own requirements on a variety of other internal business processes. In OfficeMax Incorporated (February 13, 2006), a stockholder sought "to establish a task force to benchmark other retail organizations, including competitors, regarding the policies and procedures used for the handling of promotional rebates. The objectives of this task force will be to revise and simplify existing procedures and third party arrangements used by the [c]ompany at the present time for such purposes." After illustrating how the rebate process implicated the registrant's ordinary business operations, the staff permitted its exclusion on that basis. *See also* Dean Foods Company (March 9, 2007)(proposal requesting that an independent committee review the company's policies and procedures for its organic dairy products and report to shareholders on the adequacy of the policies and procedures to protect the company's brands and reputation and address consumer and media criticism was excluded as relating to Dean Foods' ordinary business operations (i.e., customer relations and decisions relating to supplier relationships); International Business Machines Corporation (December 29, 2006)(proposal to update the competitive evaluation process for suppliers excluded under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., decisions relating to supplier relationships)); Rentrak Corporation Inc. (June 9, 1997)(proposal requesting that company hire an independent public auditing firm to do a complete review of the company's in-house customer compliance auditing department and establish *rules and guidelines* for such department could properly be excluded as relating to the company's ordinary business operations (i.e., internal auditing policies). Indeed, the same result should apply here. The instant Proposal, by its very terms, if implemented, could eliminate the ability of IBM's procurement department to make the day-to-day energy sourcing decisions which are fundamental to operating our business effectively and efficiently.

We are aware that the Staff has declined to employ the ordinary business rationale to exclude some proposals that sought to advance the use of renewable energy, but those letters are readily distinguishable. In the first place, those other proposals were directed at companies whose mainline business is to produce and deliver energy. More importantly, to the extent specific renewable energy targets were advanced in such other proposals, those targets -- unlike the 100% renewable energy *commitment* advanced here -- did *not* serve to prevent those other companies from continuing to produce, purchase, generate, use or deliver conventional (non-renewable) energy. *Compare* OGE Energy Corp. (February 27, 2008)(proposal to prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations); ExxonMobil Corporation (March 12, 2007) (proposal to adopt a policy of significantly increasing renewable energy sourcing globally, with recommended goals in the range of 15% - 25% of its energy sourcing by between 2015 and 2025); Duke Energy Corporation (February 13, 2001)(proposal to invest sufficient resources to build new electrical generation from solar and wind power sources to replace approximately one percent (1%) of system capacity yearly for the next twenty years with the goal of having the company producing twenty percent (20%) of generation capacity from clean renewable sources in 20 years); Constellation Energy Group, Inc. (January 19, 2001)(same). In contrast to the situations advanced in those letters, IBM is a technology company whose mainline business is not to produce or sell energy. As a consumer of energy, IBM must be able to procure, in the ordinary course of our business, sufficient quantities of reliable energy from multiple suppliers, and use that energy productively, both for our own consumption as well for the benefit of our customers. IBM operates in over 170 countries worldwide, and because of the quantity of energy we require to ensure business continuity across all of our worldwide operations, we must be able to ensure that we always maintain sufficient and reliable sources of energy supply. This necessarily includes *both* energy procured from conventional as well as renewable sources. As noted earlier, imposing a *commitment* that IBM procure **100%** of our energy from renewable sources is both impractical and unworkable.

It is also noteworthy that other proposals on the subject of renewable energy *have* been *excluded* as ordinary business matters under Rule 14a-8(i)(7). Indeed, the Proponent's attempt to have IBM commit to procure 100% of our energy from renewable sources makes this Proposal more analogous to the letter in Dominion Resources, Inc. (February 22, 2011), where the Staff concurred that Dominion could exclude a proposal as ordinary business under Rule 14a-8(i)(7) that sought to have Dominion provide its customers with the option of directly purchasing electricity generated from 100% renewable energy. There, the stated Staff rationale for employing the ordinary business exclusion was that the proposal related to the products and services that the company offered to its customers. *Accord* Pepco Holdings, Inc. (February 18, 2011)(proposal to aggressively study, implement, and pursue the solar market as a means of increasing earnings and profits, and to provide a report to shareholders describing how the company would implement market opportunities for non-commercial renewable solar power was properly excluded under Rule 14a-8(i)(7) because the proposal related to the products and services offered for sale by the company). Just as stockholder proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7) as a matter of ordinary business, here, as a purchaser and consumer of energy, IBM should similarly be able to continue to procure our energy needs from the suppliers we deem best able to meet our needs, without any commitment that 100% of such energy come from renewable sources. Moreover, since we are servicing our data center customers 24/7 with the energy we purchase, IBM should be able to procure and supply our customers with the most reliable energy available, even if none of that energy comes from renewable sources.

In this connection, the analysis of the instant Proposal should also be similar to Niagara Mohawk Holdings, Inc. (January 3, 2001). There, the proponent had recommended that the company implement a nuclear fuel management plan to achieve fuel cost savings and minimize nuclear waste. The company argued that *"the [p]roposal would put the shareholders in the position of micromanaging a highly technical operational matter as to which they are unable to act on an informed basis."* The Staff permitted Niagara Mohawk to exclude that proposal as an ordinary business matter under Rule 14a-8(i)(7). Indeed, we submit that IBM stockholders as a group are no better able to evaluate and vote on what type of energy we should be purchasing and using in our business than the stockholders in Niagara Mohawk.

There are still other problems associated with any potential implementation of the Proposal. In addition to the Proposal's having the effect of limiting our choice of suppliers to those capable of delivering renewable energy, given the 100% renewable energy commitment associated with the Proposal, IBM could also be forced to forgo a variety of business opportunities and projects if we were not able to ensure that 100% of our energy needs could be met using renewable sources. Such a result would clearly be both unwarranted and unwise. Indeed, to have IBM *commit* "to procure 100% of [our] energy from renewable sources" may, in theory, sound simple enough, but in practice it is unworkable, as both the quantity and quality of renewable energy available to IBM falls woefully short of our day-to-day business needs.

As part of IBM's efforts to achieve greater efficiency and responsiveness to market conditions, IBM spends billions of dollars annually through its supply chain, procuring materials and services from thousands of vendors and suppliers around the world. Energy is but one of many such items. As a matter of IBM's ordinary business, IBM must have the flexibility to retain the option to procure its energy from sources that are both reliable and cost-effective. Therefore, having IBM commit to procure energy *solely* from renewable sources would be both unfeasible and impractical. In short, as a matter of IBM's ordinary business operations, IBM is responsible for securing the best overall value when acquiring or contracting for goods, services and other assets, and this necessarily includes selecting the best suppliers and vendors who can best assure that IBM is getting what we need for the price we pay. Asking IBM to commit to procure 100% of our energy needs from renewable sources would eliminate the Company's responsibility and flexibility to select and procure energy from the most appropriate suppliers by limiting IBM to those suppliers who are able to deliver 100% of their energy to us from renewable sources. This is *precisely* what the ordinary business exclusion is designed to cover. Tasks like the instant one -- involving the selection and retention of suppliers, vendors and contractors -- "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight," and the Proponent's specific 100% renewable source energy commitment evidences a degree of micromanagement which is utterly impermissible under Rule 14a-8(i)(7).

In sum, every day, decisions have to be made about what the Company should be doing, as well as where, how and with whom we should be doing it. These decisions aren't new, and have been effected by IBM in the ordinary course of our business ever since IBM was originally established in 1911. Indeed, it is difficult to conceive of a greater intrusion into the ordinary business operations of the Company than a stockholder proposal that would entirely remove from management the ability to select an energy supplier unless it delivered 100% of their energy from renewable sources. Since the proper administration of these matters are effected as part of this Company's day-to-day procurement activities, and falls at the heart of our ordinary business operations, the Proposal is fully and properly excludable under Rule 14a-8(i)(7). The Company therefore respectfully requests the Staff's concurrence that the Proposal can be excluded under Rule 14a-8(i)(7), and that no enforcement action be recommended to the Commission if the Company excludes the Proposal.

CONCLUSION

For the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our 2013 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising it of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response it may elect to submit to the Staff. If there are any questions relating to this submission, please do not hesitate to contact me directly at 914-499-6148.

Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachment

With copy to: lvonreusner@greencentury.com

Ms. Lucia von Reusner
Green Century Capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109

Exhibit A

2013 IBM Proxy Statement – Rule 14a-8

Stockholder Proposal of
Green Century Balanced Fund

GREEN
CENTURY
FUNDS

November 9, 2012

Ms. Michelle H. Browdy
Vice President, Assistant General Counsel and Secretary
Office of the Secretary, International Business Machines Corporation,
New Orchard Road, Mail Drop 301,
Armonk, NY 10504

Dear Ms. Browdy:

The Green Century Balanced Fund is filing the enclosed shareholder resolution, for inclusion in International Business Machine's (IBM) proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

The Green Century Balanced Fund is the beneficial owner of at least $2,000 worth of IBM stock. We are the beneficial owner of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We have been a shareholder of more than $2,000 in market value of IBM stock for more than one year and will continue to hold at least $2,000 worth of stock through the annual meeting. Verification of ownership, from a DTC participating bank, is attached. We ask that the proxy statement indicate that the Green Century Balanced Fund is the lead filer of this resolution.

We write to urge IBM to join many other companies in adopting a target for renewable energy procurement. Doing so would demonstrate a commitment to climate change mitigation efforts, compliment the company's existing efforts, and enhance IBM's image as a sustainability leader.

We are concerned that IBM's failure to set a target for the amount of renewable energy procured will undermine IBM's position as a sustainability leader among its sector peers. The Information Technology sector is facing increasing public scrutiny for its intensive energy consumption and corresponding greenhouse gas emissions. As a result, many companies —including several of IBM's competitors — are increasingly turning to renewable energy to power their operations and meet greenhouse gas reduction targets. Microsoft, for example, announced its commitment to increase purchases of renewable energy as a natural extension of its carbon neutrality commitment. Intel, Dell. and Cisco have also all made renewable energy procurement commitments.

IBM has made major investments in reducing carbon emission from its own operations, developing energy efficient products, and collaborating on initiatives to reduce the impacts of climate change. While we commend IBM for its current renewable energy procurements, which make up 10% of total energy use, we encourage IBM to raise the bar by setting an ambitious target to increase this amount. Already, Greenpeace has publicly called on IBM to "set a target for a percentage of renewable energy to ensure that the company is not only keeping up with other similar companies but is truly leading the industry."

Specifically, we request that the Board of Directors set company-wide targets to increase renewable energy sourcing and/or production and annually assess progress in reaching the targets.

In order for IBM to maintain its leadership on climate and sustainability issues, we recommend IBM join company leaders such as Wal-Mart, Google, Ikea, Mars and Unilever that have committed to procure 100 percent of their energy from renewable sources.

It is our practice to seek dialogue with companies to discuss the issues involved with the hope that a shareholder resolution might not be necessary. However, because of the impending deadline for filing a resolution and our need to protect our rights as shareholders, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders meeting.

We encourage you to contact us if you would like to begin a dialogue on steps the company may take to enhance its political transparency and accountability. If you have any questions, please contact Lucia von Reusner at Green Century Capital Management. She can be reached at 617-482-0800 or at lvonreusner@greencentury.com.

Sincerely,

Kristina Curtis

Kristina Curtis
President
The Green Century Balanced Fund

Whereas

Climate change is likely to pose a significant threat to the business of International Business Machines (IBM), its customers, and society. The transformation to a low-carbon economy is necessary to prevent the likely devastating effects of climate change on society and requires large companies to dramatically reduce their direct and indirect greenhouse gas emissions. As a result, companies are increasingly being called upon to take responsibility for their emissions and show leadership in finding solutions to global climate change. The Information Technology sector is particularly energy intensive. Investing in renewable energy will position IBM as a leader within an industry facing increasing public scrutiny for its energy consumption and greenhouse gas emissions.

Investment in renewable energy can yield a high return on investment while proactively responding to reputational risk. Furthermore, such investments deliver a direct benefit to society as it offers a low-carbon source of energy that mitigates climate change. For these reasons, major corporations, including several of our company's competitors, are increasingly turning to renewable energy to power their operations and meet greenhouse gas reduction targets. At the 2012 United Nations Rio+20 meeting, Microsoft announced its commitment to increase purchases of renewable energy as a natural extension of their carbon neutrality commitment. Intel procured or offset 85% of its electricity consumption using renewable energy sources. Dell, Cisco, and Lockheed Martin source at least 25% of their electricity usage from renewables. Wal-Mart, Google, Ikea, Mars Incorporated and Unilever have each pledged to procure 100% of their energy from renewables. IBM's sustainability practices matter to investors, as effective sustainability management and value creation are strongly linked.

IBM has made major investments in reducing carbon emission from its own operations, developing energy efficient products, and collaborating on initiatives to reduce the impacts of climate change. As a result, IBM was ranked #1 on Newsweek's 2012 Green Ranking of U.S. companies. This indicates a high public expectation for sustainability at IBM.

For this reason, IBM faces potential reputation damage stemming from its failure to keep pace with industry leaders on this issue. Already, Greenpeace has publicly called on IBM to "set a target for a percentage of renewable energy to ensure that the company is not only keeping up with other similar companies but is truly leading the industry."

In contrast to its sector peers, IBM has not set renewable energy sourcing or production targets-exposing it to business and reputational risk.

Resolved:
Shareholders request that the Board of Directors set company-wide targets to increase renewable energy sourcing and/or production and annually assess progress in reaching the targets.

Supporting statement:
In order for IBM to maintain its leadership on climate and sustainability issues, we recommend IBM join company leaders that have committed to procure 100 percent of their energy from renewable sources.